

June 9, 2011

<u>Via Facsimile</u>
Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re:** **Tree Top Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed June 7, 2011**
> **File No. 000-10210**

Dear Mr. Reichman:

We have completed a target review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant